

ALLGREEN PROPERTIES LIMITED

02028193

File No. 82-4959

Date: **1 8 MAR 2002**

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

SUPPL

PROCESSED
APR 1 9 2002
ᗷ *THOMSON*
FINANCIAL

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 53 OF 18.03.2002
Announcement No. 59

ALLGREEN PROPERTIES LIMITED

DATE OF RELEASE OF RESULTS FOR FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Allgreen Properties Limited wishes to advise that it intends to release its full-year results for the year ended 31 December 2001 on 22 March 2002.

Submitted by Ms Isoo Tan, Company Secretary on 18/03/2002 to the SGX